March 28, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:	Paramount Gold and Silver Corp. (the “Company”) Registration Statement on Form S-3 File No. 333-194411

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-captioned Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:00 p.m. (ET) on March 31, 2014, or as soon thereafter as is practicable.
The Company hereby acknowledges that:
•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•           the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

665 Anderson St., Winnemucca, NV, 89445 Tel: (775) 625-3600	www.paramountgold.com

If we can provide any further information in this regard, please call me at (613) 288-4280.
Sincerely,

PARAMOUNT GOLD AND SILVER CORP.

/s/ Carlo Buffone
Carlo Buffone
Chief Financial Officer

Cc: James T. Seery, Esq., LeClairRyan, A Professional Corporation

665 Anderson St., Winnemucca, NV, 89445 Tel: (775) 625-3600	www.paramountgold.com